EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three months ended March 31, 2020, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2019, ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

Reconciliations and descriptions associated with the above performance measures can be found in Section 10: Non-GAAP Performance Measures in this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 11: Disclosure Controls and Procedures in this MD&A.

MANAGING COVID-19

The Company has actively responded to the global COVID-19 pandemic. The Company formed a crisis response group in the early phases of the COVID-19 outbreak consisting of its entire senior executive group and operational leaders to ensure it is in position to take quick and decisive action in what remains a fluid and fast-moving environment.

The Company continues to take both an immediate and long-term approach at managing its business that is respectful and mindful of what is happening in local communities. The approach ensures that the ongoing management and ramp-up of operations that were temporarily suspended maintain all protocols to safeguard individuals at site and local communities from the impact of the movement of people and products to operations. To date, the Company notes that there are currently no suspected or confirmed cases of COVID-19 at Yamana or the communities in which it operates.

The Company has actively responded to the global COVID-19 pandemic through a variety of means such as:
◦Implementing heightened levels of health screening and support services at all of its mines;
◦Donating thousands of face masks, hand sanitizer, medical equipment and other critical supplies, and making site medical teams available to support ambulances and local health officials in the communities in which the Company operates;
◦Transferring beds and supplies from camps to temporary hospitals, and working alongside local NGOs and small businesses to shift production to manufacturing masks for local community members and employees;
◦Additionally, the company anticipates donating hundreds of thousands of dollars to the setting up of support funds for communities over the coming weeks and months.

Both Cerro Moro and Canadian Malartic began resumption of mining activities in April 2020, following the temporary suspensions of operations in March due to government-ordered restrictions related to COVID-19. The gradual resumption towards full mining activities will occur over the second quarter, and comply with the recommendations of governments and public health officials, with full attention to the health and safety of returning employees, contractors, and suppliers. Production will be impacted by the remobilization efforts, which include the staged return of workers and rolling quarantines for the Company's large population of out-of-area employees and contractors returning to site.

While efforts to safeguard employees, local communities and comply with government regulations, will have an impact on production and costs, predominantly expected to be felt in the second quarter, they are not expected to have a meaningful impact on cash flows due to the higher than budgeted gold prices. Given the expected lower production in the second quarter, and depending on metal prices, net debt(i) may increase in the second quarter. Any increase is expected to be modest, and at current metal prices, is considered unlikely. Furthermore, the Company expects to generate more significant net free cash flow(i) in the second half of the year, sequentially increasing over the third and fourth quarters.
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Yamana commends the remarkable dedication, commitment, professionalism, and compassion of its employees who have come together in these challenging times to drive success in the first quarter.

Please refer to Section 2: Core Business, Strategy, and Outlook for revised 2020 production guidance and cost expectations.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

1.   HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended March 31, 2020, unless otherwise noted

•Gold production of 192,238 ounces was in line with plan, following exceptional performances from Jacobina, El Peñón, and Minera Florida, which all exceeded their production targets, and despite government mandated temporary suspensions of operations at Cerro Moro and Canadian Malartic.

•Silver production of 2,730,851 ounces was in line with plan, following a strong performance from El Peñón, which exceeded its production target.

•Gold Equivalent Production ("GEO") production of 221,746 ounces was in line with plan, at costs better than plan, despite the GEO ratio being higher at 94.23 than that originally guided at 86.10. Costs were positively impacted by foreign exchange movements as a result of the Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakening against the US Dollar.

•Gross margin excluding Depletion, Depreciation and Amortization' ("DDA") of $202.2 million exceeded expectations and was higher than the first quarter of 2019, despite the comparative quarter including nearly $61.5 million of contribution from the Chapada mine (divested in July 2019), and the COVID-19-related challenges during the first quarter of 2020. A strong precious metal price environment, coupled with the positive impact of the devaluation of currencies in the jurisdictions in which the Company operates were catalysts for the positive impact.

•Net earnings were $45.0 million or $0.05 per share basic and diluted, compared to a net loss of $4.1 million or nil per share basic and diluted for the three months ended March 31, 2019. Adjusting items of $2.2 million, that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, reduced earnings for the period. Adjustments include $3.5 million of costs incurred in association with COVID-19-related temporary suspensions at certain operations. For a complete list of adjustments, refer to Section 3: Review of Financial Results.

•Strong quarterly cash flows from operating activities during the quarter of $129.4 million and cash flows from operating activities before net change in working capital of $164.6 million. Quarterly cash flow results reflect the impact of strong production, strong precious metal prices, and the positive impact of foreign exchange movements on the cost structure of the Company. Cash flow metrics were all in line, or better, than the average of the past four quarters, and exceeded all comparable cash flow metrics in the first quarter of 2019.

•Normalized for the $3.5 million in outflows associated with COVID-19-related temporary suspensions, cash flows from operating activities before net change in working capital would have been $168.1 million.

•Net change in working capital movement was a cash outflow of $35.2 million associated with anticipated and customary first quarter items, the largest of which was the normalization of trade payments for the Company's mines. During the fourth quarter, working capital was positively impacted by the timing of receipt of approximately $21.0 million of invoices that were paid in the first quarter as previously disclosed. The Company built-up approximately $7.5 million of critical materials and supplies inventory to avoid potential supply chain disruptions caused by COVID-19.

•Net free cash flow(i) of $91.1 million exceeded the average of the past four quarters by 14%.

•The Company drew down $200.0 million of its $750.0 million revolving credit facility as a precaution due to the current uncertainty around the COVID-19 pandemic. However, due to a scheduled debt repayment of $56.2 million in the first quarter, total debt increased by only $144.4 million. As at March 31, 2020, the Company had cash and cash equivalents of $323.2 million. Considering the receipt of funds from the completion of the Equinox sale transaction that occurred on April 15, 2020, the Company had over $400 million in cash and cash equivalents on a pro forma basis at the end of the quarter. The Company currently has no plans to utilize the funds drawn on its revolving credit facility.

•More importantly, net debt(i) decreased by $20.0 million in the quarter. Net debt(i) decreased as a result of the positive cash flow from operations, despite the lost production as a result of COVID-19. As at March 31, 2020, net debt(i) was $869.1 million. Considering the aforementioned receipt of the funds from the closing of the Equinox sale transaction, the
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Company's net debt(i) at the end of the quarter was approximately $786.0 million on a pro forma basis. Given the expected lower production in the second quarter, and depending on metal prices, net debt(i) may increase in the second quarter. Any increase is expected to be modest, and at current metal prices, is considered unlikely. Furthermore, the Company expects to generate more significant net free cash flow(i) in the second half of the year, sequentially increasing over the third and fourth quarters.

•Updates on key strategic developments, construction developments and advanced stage projects during the quarter:

•Jacobina Optimization Project
◦The Phase 1 objective of stabilizing process plant throughput of 6,500 tonnes per day ("tpd") was achieved in the first quarter, a full quarter ahead of schedule. This was accomplished without the benefits from the installation of further plant modifications still to be completed in mid-2020, which are expected to add consistency and stability to the plant process. Given that Phase 1 progress has gone better than plan, the Company is determining whether the results of Phase 1 can be further optimized to result in sustainable throughput in excess of 6,500 tpd. It is the Company's intention to stabilize the operation at the new milling rate resulting from the optimization of Phase 1 before proceeding to Phase 2.
◦The Company has completed the Phase 2 pre-feasibility study ("PFS"), which would increase throughput to between 7,500 and 8,500 tpd. Preliminary results point to a total capital cost of $57.0 million, of which $35.0 million is related to the processing plant, $14.0 million for underground mining and $8.0 million for infrastructure. If implemented, it is expected that the Phase 2 expansion would ramp up annual gold production to 230,000 ounces and reduce operating costs with a positive impact on cash flow at Jacobina. A more complete disclosure on the project and PFS will follow in May, along with the publishing of a 43-101 report. During the period of the Phase 1 optimization, the Company will advance studies to further enhance and optimize Phase 2, as part of the Feasibility Study with results expected by mid-2021.
◦Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to reduce the environmental footprint, extend the life of the existing Tailings Storage Facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves.

•Leagold-Equinox merger
◦On March 10, 2020, an at-market merger between Leagold and Equinox was completed, resulting in Yamana owning 19,236,380 shares, or approximately 9% of the combined company's outstanding common shares of the entity.
◦The Company recorded a gain of $21.3 million on the discontinuation of the equity method for Leagold, and the resulting investment in the combined entity is accounted for as a financial asset at fair value through other comprehensive income.

•Sale of Equinox Units
◦On April 15, 2020, the Company sold 12,000,000 Units of Equinox for gross proceeds of C$120.0 million. Each Unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant, each full warrant entitling the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months.
◦Upon completion of the Sale transaction, Yamana held 7,236,380 Equinox Shares, representing approximately 3.35% of the issued and outstanding Equinox Shares, on a non-diluted basis. In the event all warrants are exercised, the total gross proceeds to the Company would be C$201.0 million.
◦Considering the receipt of the Equinox transaction proceeds, first quarter ending net debt(i) was reduced to approximately $786.0 million, on a pro forma basis. There are possibilities of further reduction of net debt(i) on an exercise of the Equinox warrants granted, and on receipt of proceeds from the Royalty Portfolio sale, expected to close in the second quarter as noted below.

•Sale of Royalty Portfolio assets
◦On February 23, 2020, the Company announced that it had entered into a definitive purchase agreement to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) for total consideration of $65 million. The sale is expected to close in the second quarter of 2020.
◦The consideration is comprised of a minimum of $10 million and up to $20.0 million of cash due upon closing, and a $45.0 million share position in Guerrero Ventures Inc.("Guerrero") at a price of C$0.90 per share with a lock-up period of six months from the transaction date. The buyer may elect to pay up to $10.0 million of the cash consideration through a deferred cash payment.

•Agua Rica Feasibility Study Advancement and integration agreement
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◦In 2019, the Company announced that it had entered into an integration agreement with Glencore International AG and Newmont Corporation (collectively the “Parties”), whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited ("Alumbrera"). The integration would give the Company 56.25% ownership in the integrated project, which carries significantly less development risk, as certain infrastructure would not need to be constructed.
◦The Parties established a Technical Committee ("Technical Committee") which is now advancing towards a full Feasibility Study on the Integrated Project, with updated mineral reserve, production and project cost estimates.
◦As a result of COVID-19, general restrictions on businesses around the world, and in particular in Argentina, have introduced uncertainty into the timeline of being able to complete certain elements of the Feasibility Study that depend on environmental permit approvals and field work. As the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. The results of the Feasibility Study are expected by 2021.
◦After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project and through its participation in the Technical Committee.

•Suyai Option Agreement
◦On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted Consultores Asset Management S.A. (“CAM”), a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. Through its history, the group has led the successful development of significant construction projects.
◦An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all environmental, social, and governance (“ESG”) matters, including leading the permitting efforts aimed to advance the project through its different stages of development.
◦By fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments plus their proportionate expenses on or before December 31, 2024, CAM has the right to earn the aforementioned maximum interest in the resulting joint venture formed to hold the Suyai Project. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Yamana would hold the remaining 60% of the joint venture.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development, Other Initiatives and Exploration.

•Subsequent to quarter end, the Company increased its annual dividend by a further 25% to $0.0625 per share, for shareholders of record at the close of business on June 30, 2020. These increases are part of a gradual and progressive approach to dividend increases, as the Company’s cash balances continue to grow from increasing cash flows, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments. This represents the third dividend increase announced by the Company in the past year, for a cumulative total increase of 213%.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

OPERATING

GEO production was 221,746 ounces, compared to 250,467 ounces in the first quarter of 2019. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 94.23 for the three months ended March 31, 2020, and 83.76 for the three months ended March 31, 2019. GEO calculations are based on an average realized gold to silver price ratio for the relevant period.

Production is not directly comparable to the same period in 2019 as a result of the government-mandated demobilization and suspension of operations at Cerro Moro and Canadian Malartic respectively, although the difference was partially offset by strong performances from Jacobina, El Peñón and Minera Florida. The Canadian Malartic mine was producing in line with plan prior to the operation being put into care and maintenance on March 24, 2020. Cerro Moro gold production was in line with plan, and silver production was exceeding plan, prior to the mine being transitioned to a reduced production schedule on March 19, 2020. Further, the current GEO ratio of 94.23 significantly exceeded that observed in both the prior year comparative quarter of 83.76 and original guidance of 86.02, which lowered GEO production statistics. Lastly, in the prior year, Cerro Moro production was positively impacted by gold and silver grades that were both higher than expected and higher than mineral reserve grade.

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Unitary costs were better than plan in the first quarter of 2020, and comparable to the same period in 2019 despite lower production, with total cost of sales and cash costs of $1,141 and $694 respectively, compared to $1,160 and $691 in 2019. AISC for the three months ended March 31, 2020 were $1,032 per GEO sold, compared to $973 per GEO sold in the comparative period. While cash costs were relatively unchanged, higher planned sustaining capital spend per ounce year-over-year resulted in an increase in AISC over the comparative period. Additionally, in the prior year, a component of corporate and regional G&A were attributed to copper, which reduced the costs attributable to GEO by approximately $20 per ounce when compared to 2020.

Costs were positively impacted by foreign exchange movements as a result of the Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakening against the US Dollar.

	For the three months ended March 31,
	2020	2019
GEO
Production (i)(ii)	221,746	250,467
Sales (i)(ii)	222,354	228,334
Per GEO sold data (ii)(iii)
Total cost of sales (iv)	$1,141	$1,160
Cash costs (iii)	$694	$691
AISC (iii)	$1,032	$973

Gold and silver production for the quarter was as follows:

	For the three months ended March 31,
	2020	2019
Gold
Production (ounces) (i)(ii)	192,238	214,438
Sales (ounces) (i)(ii)	193,816	200,958
Per ounce data
Revenue	$1,589	$1,292
Average Realized Price (iii)(v)	$1,589	$1,301
Average market price (vi)	$1,583	$1,304

Silver
Production (ounces)	2,730,851	3,016,298
Sales (ounces) (vii)	2,671,139	2,297,916
Per ounce data
Revenue	$18.16	$15.52
Average Realized Price (iii)(v)	$17.47	$15.52
Average market price (vi)	$16.94	$15.57

The Company previously guided that 46% of production would occur in the first half of the year, which it expected to be approximately evenly split between the first and second quarters based on the GEO ratio forecast in its original production guidance. Production in the first quarter achieved this target. Due to the impact of COVID-19, the Company expects the second quarter to be weaker than previously anticipated, after which the Company expects a resumption of normal operations in the second half of the year. The Company provides in this MD&A a re-guidance of its production and cost expectations. Please refer to the updated guidance in Section 2: Core Business, Strategy and Outlook.

(i)Included in the first quarter 2020 production figure is 2,974 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties.
(ii)Comparative production and sales ounces exclude 21,520 and 22,552 of gold ounces respectively, from the Chapada mine which was divested in July 2019.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
(iv)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(v)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vi)Source of information: Bloomberg.
(vii)Included in first quarter of 2020 silver sales ounces are 300,000 ounces delivered under the silver streaming arrangement (2019: 29,200).

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

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Health, safety, environment and community relations ("HSEC")programs are integrated into all our operations. Yamana recognizes the importance of striving to meet and exceed our corporate social responsibility objectives and the role these efforts have in delivering on our overall objective of creating value for all stakeholders.

The Company has actively responded to the global COVID-19 pandemic. The Company formed a crisis response committee in the early phases of the COVID-19 outbreak consisting of its senior business and operational leaders to ensure it is in position to take quick and decisive action in what remains a fluid and fast-moving environment. Some of the decisions and actions undertaken include:
•Temporarily restricting all employee travel and shifting to remote work arrangements at corporate and regional offices.
•Restricting visitors to the Company's mines.
•Increased screening procedures, including questionnaires and temperature checks, for anyone seeking entry into a mine.
•Mandatory social distancing, including staggered meal times and shift changeovers to minimize the flow of people and facilitate rigorous social distancing.
•Increased cleaning and disinfecting procedures at all mines and offices.
•Increased support staff at on-site medical clinics at the Company's mines as a precautionary measure.
•Regular communications with medical experts and government authorities in every country where Yamana operates to ensure it has the proper precautions in place to protect the health and safety of its employees, families, and communities.
•Regular and active discussions with employees and union representatives to ensure they have input into health and safety precautions being implemented and that these measures and the reasons for them are well understood.

There are currently no suspected or confirmed cases of COVID-19 at any Yamana operation. If at any point the Company determines that continuing operations poses an increased risk to its workforce or local communities, the Company will reduce operational activities up to and including care and maintenance and management of critical environmental systems.

Yamana has been deeply committed to supporting its host communities throughout the COVID-19 crisis, with a wide range of initiatives including, but not limited to, the donation of thousands of face masks, hand sanitizers, medical equipment and other critical supplies. In Chile and Brazil, the Company has made site medical teams and/or ambulances available to support local health officials on the front lines. In Argentina, the Company is working with officials to transfer more than 80 beds and other supplies from the Cerro Moro camp to a temporary hospital which has been established as a contingency for treating any future local COVID-19 patients. And in Brazil, the Company has worked with local NGOs and small businesses to help shift their production from clothing to production of masks for employees and local community members. These are just a few examples of the efforts that the Company's operations are making to support the communities where it operates, with hundreds of thousands of dollars being allocated to the setting up of support funds for communities in the coming weeks and months.

Other recent highlights HSEC are as follows:

•The Company's Total Recordable Injury Frequency Rate was 0.39(i) after the first quarter of 2020.
•The Company continues to monitor its social license through the use of its quantitative Social License to Operate Index. All sites have now completed one year of measurement and results show strong trust and acceptance across the operations.

(i)Calculated on 200,000 hours worked and includes employees and contractors,

FINANCIAL

For the three months ended March 31, 2020

Net earnings for the three months ended March 31, 2020 were $45.0 million or $0.05 per share basic and diluted, compared to a net loss of $4.1 million or nil per share basic and diluted for the three months ended March 31, 2019. Earnings for the three months ended March 31, 2020 were negatively impacted by $2.2 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant and unusual adjusting items in the quarter include:

•A $21.3 million gain recorded on the discontinuation of the equity method upon the Leagold-Equinox merger;
•An $11.5 million gain on the revaluation of the Company's monetary assets and liabilities, owing to the devaluation of local currencies in multiple jurisdictions where the Company operates;
•A loss of $3.5 million, representing costs incurred by the Company as a result of COVID-19-related temporary suspension or reductions at certain operations. Costs were incurred predominantly at Cerro Moro and Canadian Malartic due to government imposed restrictions on activity, and also in Chile due to health authority regulations for temporary workforce reductions, to promote social distancing;
•$30.6 million of non-cash tax expense on unrealized foreign exchange gains.

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For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative quarter, refer to Section 3: Review of Financial Results.

Mine operating earnings increased by $19.2 million or 23% in the three months ended March 31, 2020 compared to the same quarter in 2019 primarily due to strong gross margin excluding DDA performances from the operating mines, despite the comparative quarter having a contribution of $51.3 million from Chapada, which was divested in July 2019. For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2020	2019
Revenue	$356.5	$407.1
Cost of sales excluding DDA	(154.3)	(205.8)
Gross margin excluding DDA	$202.2	$201.3
Depletion, depreciation and amortization ("DDA")	(99.4)	(117.7)
Mine operating earnings	$102.8	$83.6
General and administrative	(15.8)	(21.5)
Exploration and evaluation	(2.6)	(2.5)
Share of loss of associate	(4.1)	(2.0)
Other operating income (expenses), net	7.4	(5.3)
Operating earnings	$87.7	$52.3
Finance costs	(20.5)	(32.1)
Other income (costs), net	13.5	(16.4)
Net earnings before income taxes	$80.7	$3.8
Income tax expense, net	$(35.7)	$(7.9)
Net earnings (loss)	$45.0	$(4.1)

Per share data
Earnings (loss) per share - basic and diluted	$0.05	$—
Dividends declared per share	$0.0125	$0.0050
Dividends paid per share	$0.0100	$0.0050
Weighted average number of common shares outstanding (thousands)
Basic	951,058	949,918
Diluted	952,024	949,918

Cash flows (i)
Cash flows from operating activities	$129.4	$12.4
Cash flows from operating activities before net change in working capital (ii)	$164.6	$103.2
Cash flows used in investing activities	$(85.8)	$(92.0)
Cash flows from financing activities	$123.3	$91.1
Net free cash flow (ii)	$91.1	$(13.6)
(i)For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Balance Sheet and Liquidity

As at March 31, 2020, the Company had cash and cash equivalents of $323.2 million and available credit of $550.0 million, for total available liquidity of $873.2 million.

As at, (In millions of US Dollars)	March 31, 2020	December 31, 2019
Total assets	$7,262.4	$7,117.2
Total long-term liabilities	$2,471.5	$2,488.9
Total equity	$4,217.7	$4,219.9
Working capital (i)	$62.4	$(6.7)
Cash and cash equivalents	$323.2	$158.8
Debt (current and long-term)	$1,192.3	$1,047.9
Net debt (ii)	$869.1	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

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Capital Expenditures

For the three months ended March 31,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$12.3	$7.4	$5.2	$7.7	$2.4	$0.3	$19.9	$15.4
Jacobina	6.7	3.4	4.3	10.4	2.0	1.0	13.0	14.8
Cerro Moro	7.3	2.2	0.2	0.5	2.6	1.7	10.1	4.4
El Peñón	7.6	6.8	—	—	2.6	3.9	10.2	10.7
Minera Florida	2.6	3.0	3.2	2.6	1.6	2.9	7.4	8.5
Other (i)	0.4	15.1	3.5	5.7	2.5	2.3	6.4	23.1
Total	$36.9	$37.9	$16.4	$26.9	$13.7	$12.1	$67.0	$76.9
(i)Included in Other for the comparative period are capital expenditures relating to Chapada, which was disclosed separately in the comparative period.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. The Company also owns a 100% interest in Agua Rica, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina.

Over the years, the Company has grown through strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in Health, Safety, Environment and Corporate Responsibility. This includes the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near its operations.

•Commitment to increasing value by improving cash flows and returns on invested capital by gearing development opportunities towards such increases and improvements within the framework of the Company's balance sheet objectives.

•Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:
◦Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;
◦Minera Florida, El Peñón and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling, and continuous improvement of production at Jacobina;
◦Exploration at Canadian Malartic to further identify and discover underground ore bodies.

•Advancing the Company’s generative exploration program to help lay the foundation for the next generation of Yamana Mines:
◦Concentrate investment on the Company’s most advanced exploration projects;
◦Pursue drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio.

•Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput
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increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;
◦For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization.

•Maximizing return on investments to shareholders through sustainable dividends, which will also be reported as dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
◦The Company has employed a gradual and progressive approach to dividend increases as the Company’s cash balances continue to grow from increasing free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments;
◦Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, aggregating to over $925.0 million in dividends paid over 12 years;
◦To ensure the sustainability of dividends, during 2019, the Company implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required, were the gold price to decline and negatively impact margins over a longer period of time. While the balance in the cash reserve fund would change from time to time, the Company intends to maintain a balance that can support the current, or any future increased dividend, for a minimum period intended to be no less than three years, independent of prevailing gold prices.

•Consistently optimize the Company's financial position to create financial flexibility, allowing the Company to execute on its business plan and increase shareholder value. The Company successfully improved its financial flexibility with the repayment of:
◦2020: $56.0 million in senior notes issued in March 2012
◦2019: $415.0 million in senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017; and
◦2019: $385.0 million of indebtedness under the revolving credit facility.

The Company will continue to consider the monetization of other assets, such as the recently accomplished negotiation of sale of the royalty portfolio and the sale of Equinox shares, with the above objectives in mind.

2020 Liquidity Update

As a precaution and given the current uncertainty around the global pandemic, the Company drew down $200 million of its $750 million revolving credit facility in March 2020. The Company currently has no plans to utilize the funds drawn on its revolving credit facility. The Company has sufficient cash on hand and available credit and liquidity to fully manage its business. At the present time, the Company has no pending scheduled debt repayment or significant capital commitments.

2020 Revised Guidance

Production Outlook

The Company has revised total gold, silver and GEO production expectations for 2020, as a result of the impact of COVID-19. Gold has had an exceptionally strong performance as a hedge against risk and the current negative interest rate yield environment, in relation to silver price, which has significantly increased the GEO ratios observed in the market, vis-à-vis initial guidance. Consequently, this increase in GEO ratio, which results in silver production being accounted for as less ounces in gold equivalent terms, has an impact to GEO guidance that is disproportionate to the impact experienced in gold and silver production because of COVID-19. The remainder of the change to guidance is attributable to the impact of COVID-19, in relation to the temporary suspension of operations, ramp up and resulting changes to the mine plans for the remainder of the year.

For 2020, revised production guidance is as follows:

(000's ounces)	2019 Actual	2020 Original Guidance	2020 Revised Guidance
Total gold production (i)	848	857	786
Total silver production	10,640	11,500	10,250
Total GEO production (i)(ii)	972	990	890

Reconciliations of revised guidance to initial guidance follow:
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The expected production shortfall from original guidance to revised guidance is approximately 8%, excluding the aforementioned GEO impact. The revised production guidance at Cerro Moro and Canadian Malartic in relation to initial guidance coincides with
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the number of weeks that those operations have been either in suspension of operations or gradual resumption of operations, as compared to the number of weeks in the year of normal operations.

The Company does not currently anticipate any changes to guidance for 2021 or 2022.

The Company notes that despite the revised production expectations for 2020, gross margins are expected to benefit from the stronger than budgeted gold prices and the positive impact of foreign exchange on the cost structure of the Company, partly offset by lower silver prices.

Actual production for the year ended December 31, 2019 includes comparative operations, which comprise those mines in the Company's portfolio as of December 31, 2019. The Company notes that it guides on GEO production and costs based on a particular assumption of gold and silver prices.

The Company looks at production within a range of +/- 3%, and the guidance values noted below reflect the mid-point of this production range for the 2020 period. While the Company normally provides a smaller guidance range, the Company has increased the range this year given the uncertainties presented by COVID-19.

The Company previously guided that 46% of production would occur in the first half of the year, which it expected to be approximately evenly split between the first and second quarters based on the GEO ratio forecast in its original production guidance. Production in the first quarter achieved this target. Due to the impact of COVID-19, the Company now expects the resumption of normal operations in the second half of the year, with the new production percentage in the second half to be 55% of total annual production.

The following table presents mine-by-mine production results for 2019, original guidance and revised expectations for 2020.

(000's ounces)	Gold			Silver			GEO (ii)
	2019 Actual	2020 Original Guidance	2020 Revised Guidance	2019 Actual	2020 Original Guidance	2020 Revised Guidance	2019 Actual	2020 Original Guidance	2020 Revised Guidance
Canadian Malartic (50%) (i)	335	330	275	—	—	—	335	330	275
Jacobina	159	162	168	—	—	—	159	162	168
Cerro Moro	121	117	96	6,323	7,500	6,250	195	204	160
El Peñón	160	162	162	4,317	4,000	4,000	210	209	202
Minera Florida	74	86	85	—	—	—	74	86	85
(i)Included in 2019 production figures are 3,137 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Excluded from 2019 production figures are 52,311 gold ounces produced at the Chapada mine, which was divested in July 2019.
(ii)GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 86.02 for 2019, a ratio of 86.10 for the original 2020 guidance, and a ratio of 98.85 for the revised 2020 guidance.

At El Peñón, the change in guidance is entirely attributable to the change in the GEO ratio, as gold and silver production guidance has not changed. The increase in production guidance at Jacobina offsets this impact.

Four factors impact production and guidance for the mines that were put into temporary suspension of operations. The following graphs depict a reconciliation of the change in guided production at Cerro Moro and Canadian Malartic, the two operations so impacted, which have since begun the gradual resumption towards full mining activities. These factors are as follows:

•GEO Ratio - A change in the GEO ratio from that initially guided. Due to the relative over-performance of gold price to silver price, silver production is accounted for as less ounces in gold equivalent terms. This reconciling item does not in itself change gold or silver production. Without the COVID-19 impact detailed below, previous gold and silver production would remain unaffected.

•Temporary Suspension - The impact of nil or reduced production from the temporary suspension of operations during the period from March to late April.

•Ramp-up - The impact of reduced production during the second quarter, in relation to the progressive return of employees and remobilization during the planned ramp-up period at operations that were temporarily suspended, as well as the impact of certain social distancing guidelines.

•Change in Mine Plan - The impact of mine sequencing changes due to delays associated with COVID-19, which pushed some of the originally guided production for this year, mostly planned for the fourth quarter, into later periods.

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The following reconciles the current production guidance to production guidance provided earlier this year for Cerro Moro:
•GEO Ratio - As previously noted, this reconciling item does not in itself change gold or silver production, and without the COVID-19 factors detailed below the previous gold and silver production would remain unaffected.

•Temporary Suspension - Overall, this reconciling item is comprised of several time periods during which production was limited or nil. The impact of the temporary suspension and care and maintenance began on March 20, 2020, when travel bans were imposed and self-isolation was mandated throughout the country of Argentina, and extended into late April.
◦While on April 3, 2020 mining was designated an essential service and the official suspension was lifted, certain activities needed to be resumed and implemented in consultation with provincial and national governments, such as logistics, permitting, travel arrangements and transportation requirements. Further, precautionary health and safety measures which comply with the recommendations of the government were implemented, including the following; staged return of workers for the Company's large population of out-of-province employees and contractors returning to site, enhanced screening of all individuals entering the mine, including temperature checks, mandatory social distancing, enhanced sanitization and disinfecting, and preparedness planning in the event of a suspected or confirmed case of COVID-19. The remobilization of the full complement of workforce was completed in late April. In the period from the designation of mining as an essential service to late April when the full remobilization of workforce occurred, the operation continued to be on full care and maintenance.

•Ramp-Up - The ramp-up is also comprised of several time periods, the first being from late April until early May, during which a rapid resumption of mining operations will occur. Although production will resume in this period, it will initially be limited. The plan will include the gradual startup of mining and milling, although not at full capacity. The second period will extend into mid-June, and mining and milling rates will gradually increase over that time frame. A stockpile will also be accumulated during this period, to provide processing flexibility for later periods as noted below. Thereafter, the operation is expected to be at full capacity. There is an opportunity to improve on production plans in the event that the ramp-up of this latter period progresses more efficiently than anticipated. A longer time frame has been allocated to this ramp-up to ensure health and safety protocols relating to temperature checks and social distancing are complied with.

•Change in Mine Plan - In this period which is expected to extend into mid-June, a stockpile will be accumulated, and for certain periods this will limit the processing of ore. While the stockpile is not necessary for the immediate needs of the operation, it is considered necessary to provide processing flexibility in future periods. Further, as a result of the suspension and gradual resumption of operations, higher grade ore which was planned for mining and processing late in the year will be deferred into future periods, as part of normal mine sequencing.

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The following reconciles the current production guidance to production guidance provided earlier this year for Canadian Malartic:
•Temporary Suspension - The impact of the temporary suspension occurred from March 24, 2020 to the date of resumption of mining operations on April 15, 2020, following the Government of Quebec’s decision to designate mining as an essential service, thereby authorizing the resumption of mining activities. During this period, the operation was in care and maintenance and no production occurred.

•Ramp-up - Processing operations began within a few days of re-mobilizing work crews after the government order allowing for resumption of mining activities. The ramp up-up period is expected to be between two and four weeks with the implementation of health and safety protocols that include temperature checks, conducting surveys and social distancing. Mill throughput since April 22, 2020, has been 60,000 tpd with gold grades ranging from 0.65 to 0.70 g/t as low grade stockpile is being processed along with run-of-mine ore. The Company's guidance assumes a ramp-up at the longer end of the range, and any efficiency in such process would result in an increase in production above guidance levels.

•Change in Mine Plan - Changes in the mine plan result from a disciplined approach to proper mine management and sequencing. A significant component of this reconciling item involves the deferral of processing some of the highest grade ore, originally planned to be mined and processed during the fourth quarter, and in particular in December, due to delays in mine sequencing caused by the temporary suspension and gradual ramp-up. In addition, a scheduled mill maintenance shut-down has been assumed to require more time than normal. While such maintenance is normally performed in four days, it is expected to require longer to accommodate social distancing protocols given the high number of work force required during such maintenance shut-downs. To the extent that the maintenance can be performed more efficiently, it will benefit production.

Cost Outlook

The Company continues to assess the impact of COVID-19 on costs in relation to guidance assumptions previously provided in February, and expects to provide revised cost guidance at a later date. The Company expects there to be an impact as it develops ways to manage efforts with communities and mine sites, particularly in the second quarter. As aforementioned however, cash flows are expected to benefit from the stronger than anticipated gold prices and the positive impact of foreign exchange on the cost structure of the Company, partly offset by lower silver prices.

During the current year, costs have been impacted as follows:
•The revised expected GEO ratio of 98.85 is significantly higher than that originally guided. A larger GEO ratio results in total costs being divided over less GEO ounces and increasing the overall cost per unit reported, despite having no
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impact on actual overall cost structure. The expected impact of the GEO ratio change on AISC(i) is an increase of approximately $20 per GEO.
•Weaker than guided foreign exchange rates being observed have resulted in a tail-wind being provided to costs that partially compensate for the increase in cost associated with the higher GEO ratio. The expected impact of the foreign exchange depreciation on AISC(i) is a decrease of approximately $35 per GEO.
•In association with COVID-19, costs are also expected to be impacted by inefficiencies attributable to demobilization, ramp-ups, and the temporary workforce safety measures put in place. A component of the Company's cost structure results in a higher cost per ounce basis due to the effect of lower ounces as the Company continues to bear such costs. Although costs will be most significantly impacted during the second quarter, the Company expects that consolidated AISC for the full year may be in the range of 5% higher than previously guided.

The Company notes that the above cost assumptions are based on a preliminary estimate and on conservative input assumptions. The Company will continue to monitor costs and believes the cost profile may be improved as the year progresses.

The Company also expects capital to be scaled to the new guidance platform, and benefit from natural deferrals in capital spend in association with delays related to COVID-19 both from a sustaining and expansionary capital expenditure perspective. The expected reduction in capital spend for the year is between $15 million and $20 million.

Total DDA is re-guided at $470 million for 2020, in association with the reduction in quantities sold. The revised guidance compares to initial guidance of $500 million, and prior year DDA of $471.7 million.

While the Company continues to assess and review whether overhead expenses can be reduced, it continues to pay all salaries and to incur all overhead expenses during the temporary suspension of certain operations, and during the period of resumption of such operations. Further, adherence to health and safety protocols and engagement with local communities, government and other stakeholders is expected to require more corporate time and effort. However, the Company does not expect that G&A will exceed previous guidance, as some cost savings will be realized due to significant travel expense reductions and certain other overhead costs being minimized where possible.

Despite the impact to production and costs from COVID-19, the Company’s cash flow generation will benefit from the response of gold prices to the unprecedented uncertainty. Furthermore, the longer term investment proposition, prospects and inherent value of the Company remain intact.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Guidance Assumptions

Key assumptions, in relation to the above revised guidance, are presented in the table below.

	2019 Actual	2020 Original Guidance	2020 Revised Guidance
GEO Ratio	86.02	86.10	98.85
Gold	$1,392	$1,550	$1,635
Silver	$16.20	$18.00	$16.54
(i)Considers first quarter actual results, and revised guidance for the remainder of the year of $1,650 Gold and $16.00 silver.

Guidance is being provided based on what is known at the present time. There continue to be uncertainties that may have an impact on operations, thereby affecting production and costs guidance.

3. REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

Net earnings

Net earnings for the three months ended March 31, 2020, were $45.0 million or $0.05 per share basic and diluted, compared to a net loss of $4.1 million or nil per share basic and diluted for the three months ended March 31, 2019.

Net earnings (loss) and earnings (loss) per share for the three months ended March 31, 2020 and 2019 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:
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	For the three months ended March 31,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange (gains) losses	$(11.5)	$10.0
Share-based payments/mark-to-market of deferred share units	(0.5)	3.6
Mark-to-market losses on derivative contracts, investments and other assets	2.7	6.5
Gain on discontinuation of the equity method of accounting	(21.3)	—
Costs associated with suspensions of operations in relation to COVID-19	3.5	—
Other provisions, write-downs and adjustments (i)	2.6	2.1
Non-cash tax on unrealized foreign exchange gains	30.6	20.2
Income tax effect of adjustments	(1.1)	(0.3)
One-time tax adjustments	(2.8)	(14.0)
Total adjustments - increase to earnings	$2.2	$28.1
Total adjustments - increase to earnings per share	$—	$0.03
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

In the three months ended March 31, 2020, revenue was $356.5 million compared to $407.1 million in the same period in 2019. The difference was mostly attributable to the absence of contributions from the Chapada mine (divested July 5, 2019) which included $109.5 million in the comparative period, partially offset in the current period by higher average realized prices for gold and silver, and by increases in sales volumes at the Jacobina, El Peñón and Minera Florida mines. Sales volumes for the Canadian Malartic and Cerro Moro mines were impacted by their respective temporary demobilization and suspension of operations in late March in relation to the COVID-19 pandemic. However, the decrease in sales ounces from these mines was more than offset by higher average realized prices for gold and silver in the current quarter.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 10: Non-GAAP Performance Measures.

Cost of Sales

Cost of sales excluding DDA decreased by $51.5 million or 25% for the three months ended March 31, 2020 compared to the same period in 2019, primarily due to the comparative period including $48.0 million from Chapada.

Total DDA expense decreased $18.3 million or 16% for the three months ended March 31, 2020 when compared to the same period in 2019. DDA expense is lower mainly due to the absence of DDA from the Chapada mine, and lower DDA at El Peñón and Jacobina resulting from reduced rates of depletion due to the higher mineral reserves and resources announced at December 31, 2019.

Expenses and Other Income

General and administrative ("G&A") expenses include expenses related to the overall management of the business that are not part of direct mine operating costs. In the three months ended March 31, 2020, G&A expenses decreased $5.7 million or 27% compared to the same period in 2019, attributable to cash reductions that have resulted from the Company's evaluation of its G&A expenses in the second quarter of 2019 to align its cost structure to the portfolio of assets that remained after the sale of the Chapada mine, and due to a $2.4 million decrease in stock based compensation. The guided cash G&A rate for 2020 was $63.0 million per year, and the Company's cash G&A expenses of $15.4 million in the first quarter was in line with this target.

Exploration and evaluation expenses marginally decreased by $0.1 million, or 6%, in the three months ended March 31, 2020 compared to the same period in 2019.

The Company's share of loss related to its associate, Leagold, totalled $4.1 million for the three months ended March 31, 2020, compared to a share of loss of $2.0 million for the same period in 2019. The loss in the current period represents Yamana's share of Leagold's losses for the period up to March 10, 2020 when Leagold merged with Equinox. As a result of its reduced shareholding in the combined entity Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date. Yamana's investment in Equinox is accounted for as a financial asset at FVOCI. The Company disposed of a portion of its shareholding in Equinox subsequent to the quarter end.

In the three months to March 31, 2020, the Company recorded other operating income of $7.4 million. In the same period in 2019, the Company recorded other expenses of $5.3 million. The operating income recorded in the current period was primarily attributable to the $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in
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Leagold (now Equinox), partially offset by costs associated with COVID-19-related disruptions to the Company's operations, including labour of $1.8 million and other costs incurred of $1.7 million.

Finance costs decreased $11.6 million or 36% in the three months ended March 31, 2020 compared to the same period in 2019 primarily due to lower interest expense in the current period, following the repayment of $800.0 million of debt during the third quarter of 2019, in connection with the sale of the Chapada mine and the Company's goal to optimize its financial position.

Other income was $13.5 million in the three months ended March 31, 2020, compared to other costs of $16.4 million in the comparative period. Other income is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The gain in the current period was primarily due to foreign exchange gains as a result of the Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakening against the US Dollar during the three months ended March 31, 2020

Income Tax Expense

The Company recorded an income tax expense of $35.7 million for the three months ended March 31, 2020, compared to an income tax expense of $7.9 million for the same period in 2019. The income tax provision reflects a current income tax expense of $17.3 million and a deferred income tax expense of $18.4 million, compared to a current income tax expense of $19.2 million and a deferred income tax recovery of $11.3 million for the three months ended March 31, 2019.

A foreign exchange expense of $30.6 million is included in the income tax expense for the three months ended March 31, 2020, compared to an income tax recovery of $20.2 million in 2019. The tax provision also includes mining taxes of $9.3 million for the three months ended March 31, 2020, compared to mining taxes of $4.7 million in the three months ended March 31, 2019. A recovery of $8.3 million relating to the change in tax rate on dividends in Chile is included in the income tax expense for the three months ended March 31, 2020 with no comparable amount for the three months ended March 31, 2019.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, except per share amounts)	2020	2019	2019	2019	2019	2018	2018	2018
Financial results
Revenue	$356.5	$383.8	$357.8	$463.5	$407.1	$483.4	$424.7	$435.7
Attributable to Yamana equity holders:
Net earnings (loss)	$45.0	$14.6	$201.3	$14.1	$(4.1)	$(61.4)	$(81.3)	$18.0
Per share - basic and diluted	$0.05	$0.02	$0.21	$0.01	$—	$(0.06)	$(0.09)	$0.02

4. OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited (Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended March 31,
Key Performance Information	2020	2019
Operating
Ore mined (tonnes)	3,035,849	3,619,120
Waste mined (tonnes)	2,653,715	3,465,931
Ore processed (tonnes)	2,456,285	2,517,478
GEO (i)
Production (ounces) (ii)	64,763	83,670
Sales (ounces) (ii)	66,393	79,224
Feed grade (g/t)	0.94	1.18
Recovery rate (%)	86.9	88.0
Total cost of sales per ounce sold	$1,192	$1,036
Cash costs per GEO sold (iii)(iv)	$717	$602
AISC per GEO sold (iii)(iv)	$948	$739
DDA per GEO sold	$475	$434

Financial (millions of US Dollars)
Revenue	$105.4	$103.2
Cost of sales excluding DDA	(47.6)	(47.7)
Gross margin excluding DDA	$57.8	$55.5
DDA	(31.5)	(34.4)
Mine operating earnings	$26.3	$21.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$12.3	$7.4
Expansionary	$5.2	$7.7
Exploration	$2.4	$0.3
(i)GEO information relates to gold.
(ii)Included in the first quarter of 2020 production figure is 2,974 gold ounces of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
(iv)Net of CAD currency hedge losses of nil per GEO sold for the three months ended March 31, 2020 (2019:$3.64 per GEO sold).

For the first quarter of 2020, Canadian Malartic's feed grade, recovery, and tonnes processed were in line with plan prior to placing the mine on care and maintenance, on March 24, in relation to COVID-19 as described below. Consequently, the reduction of tonnes processed in the mill following the announcement resulted in production being lower than anticipated. Production is not directly comparable to prior period as a result of the temporary suspension of operations, in addition to the prior period having processed higher grade ore in line with mine plan sequencing.

Notwithstanding the production results, unitary costs were in line with plan and benefited from the impact of the Canadian Dollar devaluation relative to the US Dollar. Unitary costs were higher than the prior year as a result of lower gold production and higher sustaining capital expenditures.

The Canadian Malartic mine entered care and maintenance on March 24, 2020, in response to government restrictions related to COVID-19 that required mining companies to minimize operational activities. During this period, Canadian Malartic developed a robust plan of hygiene and preventative measures to ensure the health and safety of its employees, families, and communities. On April 14, 2020, following the Government of Quebec’s decision to authorize the resumption of mining activities, the Partnership announced that the Canadian Malartic would resume operations starting on April 15, 2020. The remobilization will occur over the second quarter, with full attention to the health and safety of returning employees, contractors, and suppliers. These precautionary measures comply with the recommendations of the Quebec Department of Public Health and the province’s Committee on Standards, Equity, and Occupational Safety (CNESST) and include enhanced screening of all individuals entering the mine, including temperature checks; mandatory social distancing; enhanced sanitization and disinfecting; and preparedness planning in the event of a suspected or confirmed case of COVID-19.

As a result of COVID-19, Canadian Malartic production guidance has been revised to 275,000 GEO for 2020, in comparison to initial guidance of 330,000 GEO. The changes, illustrated in Section 2: Core Business, Strategy, and Outlook of this MD&A, are associated with:
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•Temporary Suspension - The impact of the temporary suspension occurred from March 24, 2020 to the date of resumption of mining operations on April 15, 2020, following the Government of Quebec’s decision to designate mining as an essential service, thereby authorizing the resumption of mining activities. During this period, the operation was in care and maintenance and no production occurred. Production impact is approximately 20,000 GEO.
•Ramp-up - Processing operations began within a few days of re-mobilizing work crews after the government order allowing for resumption of mining activities. The ramp up-up period is expected to be between two and four weeks with the implementation of health and safety protocols that include temperature checks, conducting surveys and social distancing. Mill throughput since April 22, 2020, has been at 60,000 tpd with gold grades ranging from 0.65 to 0.70 g/t as low grade stockpile is being processed along with run-of-mine ore. The Company's guidance assumes a ramp-up at the longer end of the range, and any efficiency in such process would result in an increase in production above guidance levels. Production impact is expected to be approximately 10,000 GEO.
•Change in Mine Plan - Changes in the mine plan result from a disciplined approach to proper mine management and sequencing. A significant component of this reconciling item involves the deferral of processing some of the highest grade ore, originally planned to be mined and processed during the fourth quarter, and in particular in December, due to delays in mine sequencing caused by the temporary suspension and gradual ramp-up. In addition, a scheduled mill maintenance shut-down has been assumed to require more time than normal. While such maintenance is normally performed in four days, it is expected to require longer to accommodate social distancing protocols given the high number of work force required during such maintenance shut-downs. To the extent that the maintenance can be performed more efficiently, it will benefit production. Production of approximately 25,000 GEO is expected to be deferred to early 2021.

The ramp-up of the Barnat deposit is expected to continue throughout 2020, with meaningful contributions to begin in 2021. On a 50% basis, a total of $6.0 million of expansionary capital expenditures was spent during the quarter on the Extension Project. The highway 117 road deviation was opened to traffic in 2019, with the remaining extension work focused on overburden stripping and topographic excavation continuing according to plan, with the first crown pillar blasted in March 2020. The mine is also planning to begin the underground ramp construction in late 2020, to allow access to the Odyssey and East Malartic zones in future years. During the first quarter of 2020, Barnat produced 2,974 ounces of gold on a 50% basis.

As part of ongoing stakeholder engagement, the Partnership has completed discussions with four First Nations groups concerning a collaboration agreement. Given ongoing considerations with respect to the COVID-19 pandemic, the Partnership will announce the results of these discussions at a later time. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is continuously working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas. Work in the first quarter of 2020 focused on delineation of the new East Gouldie zone, as well as testing targets along strike and developing targets in the recently acquired Rand property. Data compilation efforts on East Amphi, located west of the Canadian Malartic open pit, have verified drill databases and led to the definition of known mineralization as well as identified new drill targets for 2020. Drilling on the Rand property has located several near surface porphyry bodies with some significant mineralization. Near surface exploration drilling started in January 2020, with 8,445 metres of drilling completed on the #39 porphyry target. Drill testing of targets in the East Amphi sector also began in 2020, with a focus on drilling the Nessi and Radium targets. The East Gouldie zone has rapidly advanced since its discovery in November, 2018. As the East Gouldie zone remains open, it represents an excellent opportunity for potential underground mining in the future and significant new underground inferred mineral resources are expected from the current drill program.

The Company intends to continue to advance studies related to the underground mineral resources at Canadian Malartic, and to continue exploration to define and expand those underground resources. In 2020, the Partnership is planning the development of an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and provide further exploration access to allow resource drilling at tighter spacing.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended March 31,
Key Performance Information	2020	2019
Operating
Ore mined (tonnes)	605,991	541,471
Ore processed (tonnes)	596,146	534,084
GEO (i)
Production	43,938	38,617
Sales	43,506	38,489
Feed grade (g/t)	2.39	2.30
Recovery rate (%)	96.1	97.6
Total cost of sales per GEO sold	$781	$1,077
Cash costs per GEO sold (ii)	$513	$637
AISC per GEO sold (ii)	$760	$831
DDA per GEO sold	$268	$440

Financial (millions of US Dollars)
Revenue	$69.3	$50.1
Cost of sales excluding DDA	(22.3)	(24.5)
Gross margin excluding DDA	$47.0	$25.6
DDA	(11.7)	(16.9)
Mine operating earnings	$35.3	$8.7
Capital expenditures (millions of US Dollars)
Sustaining and other	$6.7	$3.4
Expansionary	$4.3	$10.4
Exploration	$2.0	$1.0
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
Jacobina exceeded its production plan once again, and maintained strong performance momentum, posting a fifth consecutive quarter of record setting gold production at 43,938 ounces. The record production was as a result of higher grade and increased throughput when compared to plan, with the phase 1 objective of 6,500 tpd processed achieved a full quarter ahead of schedule, and without the benefits from the installation of further plant modification still to be completed in mid-2020, which are expected to add consistency and stability to the plant process. For further information on Phase 1 and Phase 2 developments at Jacobina please refer to Section 5: Construction, Development, Other Initiatives and Exploration. Recovery rates for the first quarter were in line with expectations, with the comparative quarter having a better than planned recovery rate. As a result of strong operational results, Jacobina increased its 2020 production guidance by 6,000 GEO.

Unitary costs of production and sales exceeded expectations in the first quarter of 2020, and were lower than in the first quarter of 2019. This was the result of record production in association with higher grade ore and increased throughput, and the positive impact as a result of the devaluation of the Brazilian Real compared to the US Dollar. Underground mine development work is in line with the mine plan at 1,300 metres per month, to sustain the current production rate of 6,500 tpd with sufficient operational flexibility.

Approximately 9,000 metres of exploration drilling were completed at Jacobina in the first quarter of 2020, including 6,400 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 2,600 metres of exploratory drilling dedicated to defining new inferred mineral resources. Infill drilling was focused in the Joao Belo, Moro do Vento Norte, and Canavieiras Sul sectors. Initial 2020 results have returned positive intercepts, suggesting potential for adding high-quality indicated mineral resources at the end of 2020.

Exploratory drilling in the first quarter of 2020 targeted higher grade zones at Canavieiras Sul, Canavieiras Central, and Morro do Vento Sul mines. At Canavieiras Sul and Canavieiras Central, the focus has been on extending the reefs and stepping out further from the positive intersections encountered last year. At Morro do Vento Sul, drilling results along the southern down-dip extension have been positive, and drilling will continue in the second quarter of 2020. Surface exploration continues to advance other near-mine targets, with geological mapping completed at three main targets in 2020, including Morro da Viuva East, Canavieiras North Extension and Morro do Cuscuz East.

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CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended March 31,
Key Performance Information	2020	2019
Operating
Ore mined (tonnes)	87,303	79,562
Waste mined (tonnes)	1,135,422	1,856,985
Ore processed (tonnes)	92,939	91,885
GEO
Production	33,641	62,616
Sales	31,711	43,360
Total cost of sales per ounce sold	$1,640	$1,215
Cash costs per ounce sold (i)	$929	$701
AISC per ounce sold (i)	$1,333	$841
DDA per ounce sold	$711	$514
Gold
Production (ounces)	18,743	38,471
Sales (ounces)	17,624	28,472
Feed grade (g/t)	6.76	13.87
Recovery rate (%)	92.8	94.1
Silver
Production (ounces)	1,374,941	2,021,489
Sales (ounces)	1,283,172	1,250,899
Feed grade (g/t)	487.97	727.80
Recovery rate (%)	94.3	94.9

Financial (millions of US Dollars)
Revenue	$52.8	$56.7
Cost of sales excluding DDA	(29.5)	(30.4)
Gross margin excluding DDA	$23.3	$26.3
DDA	(22.5)	(22.3)
Mine operating earnings	$0.8	$4.0
Capital expenditures (millions of US Dollars)
Sustaining and other	$7.3	$2.2
Expansionary	$0.2	$0.5
Exploration	$2.6	$1.7
(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

For the first quarter of 2020, prior to the undermentioned temporary demobilization, Cerro Moro gold feed grade and recoveries were in line with plan, with tonnes processed above plan due to mill throughout being optimized at 1,110 tpd. However, gold production for the quarter was lower than plan due to the reduced workforce which impacted mining rates. Cerro Moro silver feed grade and recoveries were in line with plan during the quarter, notwithstanding the partial demobilization, as a result of higher grade silver ore zones being accessed. Due to these impacts associated with COVID-19, Cerro Moro production is not directly comparable to prior periods. In addition, the higher than guided GEO ratio observed during the quarter resulted in reported GEO production being approximately 1,070 ounces lower than it would have otherwise been, had the GEO ratio remained consistent. Cerro Moro continues to transition to more mill feed coming from the underground mines, which are higher grade than the open pits. The majority of mill feed in the second half of 2020 is planned to come from four underground mines (Escondida Far West, Zoe, Escondida Central, and Escondida West).
Following the mandatory social isolation declaration issued by the government of Argentina on March 19, and after consultation with employees, various governmental agencies and other stakeholders, the Company implemented a temporary, partial demobilization of its workforce at its Cerro Moro mine in Santa Cruz Province. On April 3, 2020, the Argentine Government declared mining an essential service, which allowed for Cerro Moro to resume operations. The resumption towards full mining activities is expected to occur over the second quarter with full attention to the health and safety of returning employees, contractors, and suppliers.

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As a result of COVID-19, Cerro Moro production guidance has been revised to 160,000 GEO for 2020, in comparison with initial guidance of 204,000 GEO. The changes, illustrated in Section 2: Core Business, Strategy, and Outlook of this MD&A, are associated with:

•GEO Ratio - This reconciling item of approximately 11,000 GEO does not in itself change gold or silver production and without the other impacts to production, previous gold and silver production would remain unaffected.
•Temporary Suspension - Overall, this reconciling item is comprised of several time periods during which production was limited or nil. The impact of the temporary suspension and care and maintenance began on March 20, 2020, when travel bans were imposed and self-isolation was mandated throughout the country of Argentina, and extended into late April. The impact is approximately 20,000 GEO.
◦While on April 3, 2020 mining was designated an essential service and the official suspension was lifted, certain activities needed to be resumed and implemented in consultation with provincial and national governments, such as logistics, permitting, travel arrangements and transportation requirements. Further, precautionary health and safety measures which comply with the recommendations of the government were implemented, including the following; staged return of workers for the Company's large population of out-of-province employees and contractors returning to site, enhanced screening of all individuals entering the mine, including temperature checks, mandatory social distancing, enhanced sanitization and disinfecting, and preparedness planning in the event of a suspected or confirmed case of COVID-19. The remobilization of the full complement of workforce was completed in late April. In the period from the designation of mining as an essential service to late April when the full remobilization of workforce occurred, the operation continued to be on full care and maintenance.
•Ramp-Up - The ramp-up is also comprised of several time periods, the first being from late April until early May, during which a rapid resumption of mining operations will occur. Although production will resume in this period, it will initially be limited. The plan will include the gradual startup of mining and milling, although not at full capacity. The second period will extend into mid-June, and mining and milling rates will gradually increase over that time frame. A stockpile will also be accumulated during this period, to provide processing flexibility for later periods as noted below. Thereafter, the operation is expected to be at full capacity. There is an opportunity to improve on production plans in the event that the ramp-up of this latter period progresses more efficiently than anticipated. A longer time frame has been allocated to this ramp-up to ensure health and safety protocols relating to temperature checks and social distancing are complied with. The impact is expected to be approximately 10,000 GEO.
•Change in Mine Plan - In this period which is expected to extend into mid-June, a stockpile will be accumulated, and for certain periods this will limit the processing of ore. While the stockpile is not necessary for the immediate needs of the operation, it is considered necessary to provide processing flexibility in future periods. Further, as a result of the suspension and gradual resumption of operations, higher grade ore which was planned for mining and processing late in the year will be deferred into future periods, as part of normal mine sequencing. Production of approximately 3,000 GEO is expected to be deferred to early 2021.

Unitary costs during the period were impacted by the aforementioned facts which reduced production and increased the fixed costs per GEO produced and sold. Unitary costs are not directly comparable to the same period in 2019 due to the comparative period's higher production.

Approximately 10,800 metres of drilling were completed at Cerro Moro during the first quarter of 2020, in line with plan. Drilling has been focused on conversion of inferred mineral resources to indicated mineral resources, with 7,954 metres of drilling dedicated to this objective prior to the interruption in response to restrictions put in place by the government of Argentina. Temporary restrictions on transport and other work is expected to cause a delay in receipt of analytical results. Infill drilling in the quarter has focused on the Escondida and Zoe mines. To date, initial results have defined new indicated resources at Carlita, Debora and Escondida, with high potential for conversion to mineral reserves for inclusion in the mine plan.

Approximately 2,850 metres of exploration drilling were completed at Cerro Moro with the objective of adding new inferred resources at Naty-Roger, Bella Vista, Domos Union, Ocular and Belen. Exploratory drilling was limited to date in response to restrictions put in place by the government of Argentina, however it is anticipated that this shortfall will be made up in the second quarter of 2020. The focus of the 2020 exploratory drilling program will test Naty and associated secondary structures (Naty Roger, Naty Central, Naty South), La Henriette NE, Olivia-Julia trend, Belen, Michelle Norte, Agostina, and at mineralized zones which remain open for extension. Surface exploration continues in several areas at Cerro Moro, with 981 surface rock and 3,180 soil samples collected thus far during 2020, supported by 75 mapping days, as part of a continuing property-wide generative exploration program, and will continue throughout the year. Results from an ongoing surface sampling and related exploration work, in addition to an aeromagnetic survey over 150,000 hectares, continues to drive exploration and generate new targets, several of which will be drill tested in 2020, in the large land position at Cerro Moro.

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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended March 31,
Key Performance Information	2020	2019
Operating
Ore mined (tonnes)	264,725	222,248
Ore processed (tonnes)	322,972	316,441
GEO
Production	56,841	45,910
Sales	57,274	47,299
Total cost of sales per GEO sold	$944	$1,328
Cash costs per GEO sold (i)	$606	$816
AISC per GEO sold (i)	$829	$1,081
DDA per GEO sold	$338	$512
Gold
Production (ounces)	42,230	34,025
Sales (ounces)	42,822	34,811
Feed grade (g/t)	4.30	3.56
Recovery rate (%)	94.5	93.2
Silver
Production (ounces)	1,355,910	994,809
Sales (ounces)	1,387,967	1,047,017
Feed grade (g/t)	149.11	114.54
Recovery rate (%)	87.0	84.3

Financial (millions of US Dollars)
Revenue	$91.9	$61.6
Cost of sales excluding DDA	(34.7)	(38.6)
Gross margin excluding DDA	$57.2	$23.0
DDA	(19.3)	(24.2)
Mine operating earnings (loss)	$37.9	$(1.2)
Capital expenditures (millions of US Dollars)
Sustaining and other	$7.6	$6.8
Expansionary	$—	$—
Exploration	$2.6	$3.9
(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

El Peñón had a strong operational first quarter, with production higher than both plan and the comparative prior year period, primarily due to increased tonnes processed. Gold feed grades drew from both the high-grade mined ore, which is reconciling well with mineral reserve grade, and the low-grade stockpile during the quarter, and were in line with plan. Silver grade and production were higher than plan due to processing ore from the Chiquilla Chica open pit, which is a high grade silver area. Similar to the strategy previously undertaken at Jacobina, increased mine development rates has greatly improved operational flexibility. The higher than guided GEO ratio observed during the quarter resulted in reported GEO production being approximately 1,140 ounces lower than it would have otherwise been, had the GEO ratio remained consistent.

First quarter unitary costs were better than plan and the comparative period, due to the positive impact of higher GEO production, which resulted in fixed costs being divided over a larger number of ounces, as well as benefiting from the devaluation of the Chilean Peso during the period. In addition, cost saving initiatives undertaken during the prior year have begun to positively impact costs. With the ongoing focus to increase mine development rates, El Peñón has increased the number of available underground production zones and is expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month, and unitary costs have been favourably impacted.

The change to annual production guidance, discussed in the Revised Guidance write-up in Section 2 of this MD&A, is entirely attributable to the change in the GEO ratio, as gold and silver production guidance has not changed.

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Approximately 20,200 metres of drilling were completed at El Peñón during the first quarter of 2020, representing about 14% and 18%, respectively, of planned full-year infill and new resource drilling with the exploration plan. Infill drilling during the quarter to convert new indicated mineral resources, included approximately 6,500 metres completed in eight areas, including deep Orito, El Valle, Nueva Providencia, Providencia, Pampa Campamento, Esmeralda NE, Martillo Flat Este and Ventura Oeste. Approximately 13,700 metres of exploration drilling were completed to add new inferred mineral resources near existing infrastructure, testing vein extensions along strike and in deeper zones of primary structures that may be offset by low-angle faults. Along secondary structures, 14 targets were tested, including Bonanza, Martillo Flat, Providencia Norte, Aleste NW_Esmeralda, Esmeralda NE, Carmin, Caseron 470, El Valle, Pampa Campamento, Ventura Oeste, Paloma_Borde W, Sorpresa, Discovery Wash and Cerro Martillo. The new structural model has shown that low-angle fault offsets of the Orito vein at depth has helped define new mineral resources at depth in the Angelina sector, where new intercepts in this wide vein structure have added to the mineral resource base in areas immediately adjacent to existing infrastructure. First quarter drilling results continue to suggest potential at depth at some veins such as Angelina and Pampa Campamento. The low-angle fault displacement model has been interpreted in other vein systems in the El Peñón core mine area, generating several new targets which are available for drilling during the next quarter.

Additional work planned includes 10,000 metres of exploration drilling targeting the generation of new discoveries in the wider El Peñón and regional district, including testing of select GoldSpot artificial-intelligence generated targets. During the first quarter of 2020, one hole was completed at the Pampa Sur target, testing a geological model indicating favourable structural setting and geology at depth. District exploration during the first quarter included the collection of over 1,000 surface soil and rock samples collected at Angosta Este and Pampa Sur sectors, successfully defining multi-pathfinder element geochemical anomalies which may be drilled later in the year.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended March 31,
Key Performance Information	2020	2019
Operating
Ore mined (tonnes)	191,301	180,741
Ore processed (tonnes)	207,183	190,066
GEO (i)
Production	22,563	19,654
Sales	23,471	19,962
Feed grade (g/t)	3.64	3.39
Recovery rate (%)	93.0	92.4
Total cost of sales per GEO sold	$1,387	$1,206
Cash costs per GEO sold (ii)	$861	$832
AISC per GEO sold (ii)	$1,102	$1,208
DDA per GEO sold	$527	$374

Financial (millions of US Dollars)
Revenue	$37.1	$26.0
Cost of sales excluding DDA	(20.2)	(16.6)
Gross margin excluding DDA	$16.9	$9.4
DDA	(12.4)	(7.5)
Mine operating earnings	$4.5	$1.9
Capital expenditures (millions of US Dollars)
Sustaining and other	$2.6	$3.0
Expansionary	$3.2	$2.6
Exploration	$1.6	$2.9
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Minera Florida had a strong operational first quarter, with production higher than both plan and the comparative prior year period, primarily due to higher feed grade and increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones in the first quarter. Mine management took actions in the prior year to improve mechanical availability, with the now realized result of generating the highest quarterly production over the last 5 quarters. In addition, the Company is now reactivating and optimizing formerly decommissioned ore passes, which will reduce hauling distances and associated costs.
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During the month of March, in conjunction with local authorities and unions, the mine implemented a temporary workforce reduction at Minera Florida for individuals not from the region in which Minera Florida is located to enhance social distancing and reduce the possibility of community infection. The Company is taking extra precautions to ensure the community infection rates remain at nil. The temporary reduction continues to be in effect and has carried into April, and consequently is expected to impact second quarter production compared to initial guidance, although strong first quarter production was above plan.

Unitary cost metrics were in line with plan, and comparable to the first quarter of 2019, due to the positive impact of the devaluation of the Chilean Peso compared to the US Dollar and the implementation of cost control initiatives, partially offset by higher DDA per GEO sold due to the increased tonnes mined and tonnes processed.

At the processing plant, the previously discussed modest investment demonstrated initial improvements to the recovery rate and those improvements continue to be observed. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

During the first quarter of 2020 approximately 11,900 metres of total drilling were completed at Minera Florida, in line with plan. Approximately 7,900 metres of infill drilling was completed at five targets, including Patagua, Don Leopoldo, Cantillana, La Charra, PVS and Hallazgo-Falla Hallazgo, dedicated to converting inferred mineral resources to measured and indicated mineral resources. Significant new intercepts were encountered at the intersection between Patagua and Don Leopoldo veins, at La Charra vein, near Maqui Fault, and at the upper Cantillana veins.

Exploration drilling included approximately 3,600 metres dedicated to the discovery of new deposits or definition of new inferred mineral resources, with five targets tested including: Don Alex, Bandolera, Polvorin, Fantasma-Caramelo, Tribuna and Satellites. The Bandolera shoot is continuing to produce positive results, opening up new targets at depth and to the east of the current known zone in 2020. Significant new intercepts were also obtained at Tribuna, west of the historic mine zone, representing an important short-term opportunity for mineral resource growth. Vein textures and compositions encountered in lower grade mineralization in initial drilling at Don Alex suggest potential at depth.

District surface exploration is defining a zone of favourable geology that is producing positive surface samples along an approximately 3 kilometer long structural zone with quartz veins and hydrothermal breccia, with individual structures reaching 20 meters width locally. These results continue to support the concept of new targets and vein systems with good exploration potential demonstrating the continuing potential of the Minera Florida vein system.

5. CONSTRUCTION, DEVELOPMENT, OTHER INITIATIVES AND EXPLORATION

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The following highlights key updates during the first quarter 2020 in respect to certain of the Company's construction, development and advanced stage projects.

Jacobina, Brazil

In 2019, Jacobina commenced a project to optimize the processing plant and stabilize throughput at a sustainable 6,500 tpd. Yamana refers to this optimization as Phase 1. The first step of the optimization was the installation of an Advanced Process Control system installed in early 2019. Other components of the optimization include additional gravity concentrators, a new induction kiln, replacement of screens, and new CIP tanks. The project is scheduled for completion in mid-2020, at a total capital cost of $5.3 million.

The Phase 1 objective of stabilizing process plant throughput of 6,500 tpd was achieved in the first quarter, a full quarter ahead of schedule. This was accomplished without the benefits from the installation of further plant modifications still to be completed in mid-2020, which are expected to add consistency and stability to the plant process. Given that Phase 1 progress has gone better than plan, the Company is assessing whether the results of Phase 1 can be further optimized to result in sustainable throughput in excess of 6,500 tpd. It is the Company's intention to stabilize the operation at the new milling rate resulting from the optimization of Phase 1 before proceeding to Phase 2.

For Phase 2, Jacobina would increase throughput to between 7,500 and 8,500 tpd. The Company has completed the Phase 2 PFS, with preliminary results pointing to a total capital cost of $57.0 million, of which $35.0 million is related to the processing plant, $14.0 million for underground mining and $8.0 million for infrastructure. If implemented, it is expected that the Phase 2 expansion would ramp up annual gold production to 230,000 ounces and reduce operating costs with a positive impact on cash flow at Jacobina. A more complete disclosure on the project and PFS will follow in May, along with the publishing of a 43-101
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report. During the period of the Phase 1 optimization, the Company will advance studies to further enhance and optimize Phase 2, as part of the Feasibility Study with results expected by mid-2021.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to reduce environmental footprint, extend the life of the existing Tailings Storage Facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves.

Canadian Malartic (50% interest), Canada

The ramp-up of the Barnat deposit is expected to continue throughout 2020, with meaningful contributions to begin in 2021. On a 50% basis, expansionary capital expenditures related to the Canadian Malartic Extension Project were $6.0 million during the first quarter. The Highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden and rock stripping, expected to be completed in the second half of 2020.

The Partnership continues to advance and evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie as well as the Odyssey, East Malartic, Sladen, Sheehan, and Rand zones. These discoveries have the potential to provide new, mostly underground sources of mineralization for the Canadian Malartic mill, replacing a portion of the lower grade open pit mineralization, which would increase production and extend mine life.

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the Catamarca Province, Argentina, 25 kilometres north of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral resources include 259,900 tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, inferred mineral resources of 742,900 tonnes represent significant upside potential to further define an increase mineral reserves and life of mine.

On March 7, 2019, the Company announced that it had entered into an integration agreement with Glencore International AG and Newmont Corporation. Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera in the Catamarca Province of Argentina. The Company would own 56.25% of the integrated project.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine has significant merit. Given the proximity of the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera, this provides the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. This approach will create a unique high-quality and low-risk brownfield project, with an optimized environmental footprint, that will bring significant value to shareholders, local communities and stakeholders. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The Parties established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the completion of a PFS, and the Company announced the positive PFS results on July 19, 2019, underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and AISC decreased to $1.52 per pound for the first ten years of production
•NPV increased to $1.935 billion and an increased IRR of 19.7%(ii)

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the Integrated Project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.
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Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor extends 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

This PFS provides the framework for the preparation and submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies have begun the EIA process in 2019, given the level of significant detail in the PFS.

The Technical Committee advanced optimization studies in late 2019 and early 2020, and is now advancing towards a full Feasibility Study on the Integrated Project, with updated mineral reserve, production and project cost estimates. It has also submitted an Exploration Permit to the local authorities in order to conduct field work for the Feasibility Study and collect additional information for the Integrated Project EIA. As a result of COVID-19, general restrictions on businesses around the world, and in particular in Argentina, have introduced uncertainty into the timeline of being able to complete certain elements of the Feasibility Study that depend on environmental permit approvals and field work. As the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. The results of the Feasibility Study are expected by 2021.

The most recent technical studies have confirmed that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are scheduled for the Feasibility Study stage in order to confirm and optimize the concentrate transportation capacity of the pipeline. In addition, upside opportunities have already been identified by re-sequencing low grade stockpile, and are expected to provide significant further value for the integrated project. The estimated expenses for the Company to advance the project through the Feasibility Study and EIA are in the range of $20.0 million to $25.0 million for the next 3 years, representing a manageable and modest investment in relation to the value creation of advancing the Integrate Project to the next phases of development.

After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project and through its participation in the Technical Committee.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Leagold-Equinox Merger and Subsequent Partial Disposal

On December 16, 2019, Leagold and Equinox jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. On March 10, 2020, the companies announced that the merger had been completed. The combined company continues as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the New York Stock Exchange.

Immediately prior to the completion of the merger, Yamana owned 20.4% of the outstanding common shares of Leagold. Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company.

Yamana concluded that, as a result of its reduced shareholding, it no longer had significant influence over the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million, which is included in other operating income (expenses) for the three months ended March 31, 2020. The investment in Equinox is accounted for as a financial asset at fair value through other comprehensive income.

On April 15, 2020 the Company sold 12,000,000 Units of Equinox at a price of C$10.00 per Unit to qualified purchasers, for gross proceeds of C$120.0 million. Each Unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant. Each full warrant entitles the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months from the date of issue. In the event all warrants are exercised, the total gross proceeds to the Company would be C$201.0 million. The Company closed the first phase of the transaction on April 15, 2020 and received proceeds of C$120.0 million. The disposition of the 12,000,000 shares resulted
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in a 5.56% decrease in Yamana’s shareholding in Equinox, on a non-diluted basis. Yamana now holds 7,236,380 Equinox Shares, representing approximately 3.35% of the issued and outstanding Equinox Shares, on a non-diluted basis.

Considering the receipt of the Equinox transaction proceeds, first quarter ending net debt(i) was reduced to approximately $786.0 million, on a pro forma basis. There are possibilities of further reduction of net debt(i) on an exercise of the Equinox warrants granted, and on receipt of proceeds from the Royalty Portfolio sale, expected to close in the second quarter as noted below.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Sale of Royalty Portfolio Assets

On February 23, 2020, the Company announced that it had entered into a definitive purchase agreement to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Guerrero for total consideration of $65.0 million (the "transaction").

The assets in the Royalty Portfolio being sold pursuant to the transaction are:

•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil.

The consideration is comprised of the following:

•Cash consideration of a minimum of $10.0 million and up to $20.0 million upon closing; and
•A $45.0 million share position in Guerrero at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Prior to closing of the transaction, Guerrero may elect to pay up to $10.0 million of the cash consideration through a deferred cash payment (the “Deferred Cash Payment”). Under this election, Yamana will receive interest at 3% calculated and payable on a quarterly basis, and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Guerrero at C$0.90 per share. The Deferred Cash Payment will be due for payment in full at the end of two years. However, Guerrero may pay the Deferred Cash Payment in full at the end of one year, subject to additional payment by Guerrero equal to 5% of the Deferred Cash Payment, and the right of Yamana to convert the Deferred Cash Payment into shares of Guerrero at a price of C$0.90 per share. The instrument creating the Deferred Cash Payment can be transferred to a third party at any time.

In conjunction with the acquisition of Yamana’s Royalty Portfolio, Guerrero will also acquire a portfolio of precious metals royalty, stream and gold loan assets from funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) for total consideration of $268.0 million. Guerrero will satisfy the purchase price payable to Orion by issuing $268.0 million in common shares of Guerrero at a price of C$0.90 per share, with a lock-up period of 12 months.

Orion and Yamana are expected to hold approximately 77% and 13% of the outstanding shares of Guerrero, respectively, on a pro forma basis, after taking into consideration the conversion into shares of the subscription receipts to be issued in the Private Placement. The transaction is expected to close in the second quarter of 2020, at which point Guerrero will officially change its name to "Nomad Royalty Company Ltd."

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. Through its history, CAM has led the successful development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various instalments plus their proportionate expenses on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters
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which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would be a true joint venture with each party being entitled to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter-project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating exploration plans with its partner on the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims. Agua De La Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

EXPLORATION

Exploration - General

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built large land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Add new inferred mineral resources of at least 1.5 million ounces of gold equivalent within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.

The generative exploration program will at first focus on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.
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During the first quarter, drilling was initiated on several projects in Brazil, including Lavra Velha, Borborema and Ivolandia. Drilling at Borborema is stepping out from positive results with high grade copper reported earlier this year with several drill holes reporting strong massive sulphide with strong chalcopyrite. Drilling at Ivolandia has some preliminary results with low grade, near surface oxide mineralization in step out drilling. Further results are expected from drilling later in the year on all three targets as well as from drill programs in Chile, testing district targets in the El Peñón district.

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended March 31,
(In millions of US Dollars)	2020	2019
Exploration and evaluation capitalized (i)	$13.7	$12.1
Exploration and evaluation expensed (ii)	2.6	2.5
Total exploration and evaluation expenditures	$16.3	$14.6
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets as additions to exploration and evaluation assets.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

Exploration - Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprised of three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

Exploration at the Monument Bay project in 2019 focused on development of a new geological model and definition of higher grade zones within the overall mineral envelope, to allow better resource modelling and to provide additional understanding of the controls on mineralization at the deposit. As well, a property wide exploration program was initiated utilizing a heli-portable RC drill rig to sample overburden glacial till and top-of-bedrock, with drilling in 2019 completed on a 1,500 meter grid.

A higher grade underground mining scenario, possibly combined with shallow open pits, may provide an alternative option to the large open pit scenario that has been considered in the past. While this option provides resources below current levels, it provides an economically attractive alternative with lower capital investment, reduced environmental footprint, and clear upside exploration potential. To support the evaluation of the underground mining scenario, a new high-grade geological model is currently been developed, with preliminary underground mining studies identifying several well-defined high-grade zones along the 4 kilometer strike of the deposit. This year, the Company plans to continue to evaluate the underground potential by drilling the well-defined higher grade zones at depth to determine the extent of down plunge mineralization and in surrounding areas. Diamond drilling during the first quarter of 2020 focused on shallow infill testing of higher grade zones projected to surface, with several good intercepts reported, confirming the orientation of higher grade mineralization and providing additional targets for drilling in the second half of 2020.

Evaluation of the remainder of the project, which has historically seen little exploration attention, continued during the quarter with additional RC grid drilling coverage. This newly applied exploration method opens up the remainder of the Monument Bay property to exploration and represents a significant step toward advancing this prospective land package. In 2020, the drilling program will be augmented with evaluation of other exploration methods, including pilot test work of a number of geophysical techniques, as warranted.
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6. FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$323.2	$158.8
Current assets (including cash and cash equivalents)	635.7	401.6
Non-current assets	6,626.6	6,715.6
Total assets	$7,262.3	$7,117.2
Current liabilities (excluding current portion of debt)	373.2	352.2
Non-current liabilities (excluding long-term debt)	1,479.2	1,497.2
Debt (current and long-term)	1,192.3	1,047.9
Total liabilities	$3,044.7	$2,897.3
Equity attributable to Yamana Gold Inc. equity holders	4,183.0	4,185.2
Non-controlling interests	34.7	34.7
Total equity	$4,217.7	$4,219.9

Working capital (i)	$62.4	$(6.7)
Net debt (ii)	$869.1	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Total assets were $7.3 billion as at March 31, 2020, compared to total assets of $7.1 billion as at December 31, 2019. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at March 31, 2020, were $3.0 billion, an increase of $0.15 billion or 5% from December 31, 2019. The increase during this period was primarily attributable to the $200.0 million draw down on the Company's revolving credit facility. As a precaution, given the current uncertainty around the global pandemic, the Company drew down $200.0 million of its $750.0 million revolving credit facility in late March 2020. The Company currently has no plans to utilize the funds drawn on its revolving credit facility. This draw was partially offset by the repayment of $56.2 million in senior notes that became due in March 2020.

Cash and cash equivalents were $323.2 million as at March 31, 2020, compared to $158.8 million as at December 31, 2019. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. The Company had working capital of $62.4 million as at March 31, 2020, compared to a working capital deficit of $6.7 million at December 31, 2019.

Net change in working capital movement was a cash outflow of $35.2 million for the three months ended March 31, 2020, which was associated with anticipated and customary first-quarter items including:
•Normalization of trade payments for the Company's operating mines. During the fourth quarter, working capital movements were positively impacted by the timing of receipt of certain invoices throughout several of the Company's operations, for a total of approximately $21.0 million. The late receipt of invoices caused payable balances to increase above those levels that are considered customary and this buildup of payable balances normalized in the first quarter of 2020, resulting in an working capital outflow;
•Build-up of critical materials and supplies inventory at several of the Company's operations, to ensure a four-month availability in relation to COVID-19, for approximately $7.5 million;
•Settlement of year-end accruals during the first quarter, such as annual audit fees and annual compensation related payments; and
•Indirect tax credit buildup at certain of the Company's operations due to the slowdown in approvals at government agencies, predominantly in Argentina, in relation to the mandatory quarantine undertaken by the government.

Total debt was $1.19 billion as at March 31, 2020, compared to $1.05 billion as at December 31, 2019, and net debt as at March 31, 2020, was $0.87 billion compared to $0.89 billion as at December 31, 2019 - the increase is attributable to the draw down on the revolving credit facility, partially offset by the repayment of a series of senior notes that became due in March 2020 - as discussed above, as well as other movements in cash balances during the quarter.

Net debt decreased by $20.0 million during the quarter to $869.1 million. Despite the challenging environment, the Company remains well positioned to achieve its target net debt leverage ratio of below 1.0x. The continued potential monetization of various non-producing assets provide further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets which would be more than the total amount of outstanding debt, and along with cash
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flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders. The Company has recently accomplished the negotiation of the royalty portfolio and the sale of Equinox shares, with the above objectives in mind.

For a cautionary note on non-GAAP performance measures and a reconciliation from debt to net debt, refer to Section 10: Non-GAAP Performance Measures.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at March 31, 2020, the financial resources available to the Company for meeting its financial obligations include $550.0 million from its revolving credit facility. The initial $200 million drawdown was a precautionary measure and the Company currently has no plans to use these funds.

The Company’s near-term financial obligations include financial commitments of $60.6 million, and the remaining 2020 sustaining capital expenditures as guided. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. The Company has no pending scheduled debt repayments.

The Company remains committed to maintaining amongst the strongest balance sheets in the industry and is ahead of expectations on its leverage target. With free cash flow generated during the quarter, and despite the impact on production at Canadian Malartic and Cerro Moro, net debt(i) decreased during the quarter.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended March 31,
(In millions of US Dollars)	2020	2019
Cash flows from operating activities	$129.4	$12.4
Cash flows from operating activities before net change in working capital (i)	$164.6	$103.2
Cash flows used in investing activities	$(85.8)	$(92.0)
Cash flows from financing activities	$123.3	$91.1
Net free cash flow (i)	$91.1	$(13.6)
(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities for the three months ended March 31, 2020 were higher than the comparable period in 2019, primarily as a result of higher gross margins recognized as a result of increased metal prices, along with a significant reduction in the cash outflow from the net change in working capital compared to the first quarter of 2019.

Investing Activities

The $6.2 million decrease in net cash flows used in investing activities for the three months ended March 31, 2020 compared to the same period in 2019 was primarily attributable to the absence of capital expenditures at the Chapada mine (divested in July 2019), partially offset by modest increases in capital expenditures at some of the Company's other mines. Capital expenditures in the quarter were highest at Canadian Malartic, where work continues on the Canadian Malartic Extension Project.

Details on capital expenditures by mine for each period can be found in Section 1: Highlights and Relevant Updates.

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Financing Activities

In the three months ended March 31, 2020, net cash flows from financing activities included a $200.0 million draw down on the Company's revolving credit facility at the end of the quarter as discussed in the Liquidity section above (2019: draw down of $120.0 million), partially offset by the repayment of $56.2 million of senior notes that became due during the quarter. Other financing activities in the quarter included interest payments on long-term debt of $5.4 million (2019: $17.4 million) and dividend payments of $9.5 million (2019: $4.8 million). The decrease in interest payments was attributable to lower outstanding debt following $800.0 million in debt repayments in the third quarter of 2019 in connection with the sale of the Chapada mine. The increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period.

Net Free Cash Flow

The Company generated net free cash flow of $91.1 million in the first quarter of 2020, compared to a net free cash outflow of $13.6 million in the first quarter of 2019. The change is driven largely by higher gross margins due to favorable metal price increases with stable costs across the operations, lower interest and other finance expenses paid, and a better net change in working capital when compared to the first quarter of 2019.

For a cautionary note on non-GAAP performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 10: Non-GAAP Performance Measures.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	March 31, 2020	December 31, 2019
Shareholders’ equity	$4,217.7	$4,219.9
Debt	1,192.3	1,047.9
	5,410.0	5,267.8
Less: Cash and cash equivalents	(323.2)	(158.8)
	$5,086.8	$5,109.0

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2020, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total (i)
Debt
Repayment of principal	$200.0	$190.7	$528.3	$282.9	$1,201.9
Interest	52.9	91.4	48.0	35.4	227.7
Capital and other financial commitments	60.6	29.1	5.9	1.0	96.6
Environmental rehabilitation provisions	5.9	18.4	18.7	333.9	376.9
Total contractual obligations and commitments	$319.4	$329.6	$600.9	$653.2	$1,903.1
(i)Additionally, as at March 31, 2020, the Company had outstanding letters of credit totalling $59.2 million (C$84.1 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $2.0 million and $13.7 million representing guarantees for reclamation obligations relating to Cerro Moro and the Company's US properties, respectively.

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OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	April 24, 2020	March 31, 2020
Common shares issued and outstanding	951,647	951,627
Share options outstanding	1,138	1,138
Restricted share units	2,564	2,556

7. ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2019. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2020, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, and mining specific factors.

Gold Price Two-Year Trend (LBMA p.m. price: USD per oz of gold)

Gold Price - Market Update
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For the quarter ended March 31, 2020, spot gold prices averaged $1,583 per ounce, representing an increase of 21% compared to $1,304 per ounce in the first quarter of 2019. Prices ranged between $1,474 and $1,684 per ounce during the first quarter of 2020. As at March 31, 2020, the closing price was $1,609 per ounce.

Gold prices had a wide range in the first quarter of 2020, ultimately moving higher overall. Extreme equity market volatility led to liquidations across various asset classes, causing a precipitous drop in gold prices in mid-March. Prices recovered and moved higher to end the quarter, as global central bank action in response to the COVID-19 pandemic pushed rates lower. Loose monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the economic fallout from COVID-19, global monetary policy and fiscal stimulus, and financial market volatility.

Central banks continue to be net buyers in 2020. However, Russia has announced that it will stop its purchases beginning in April 2020. Global ETF holdings saw a rise in total ounces held in the first quarter of 2020, reaching an all-time high.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):
The Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakened against the US Dollar during the three months ended March 31, 2020. Increased demand for US Dollars as financial market participants de-risked in response to the global COVID-19 pandemic led to an appreciation in the US Dollar. As a flight to safety, the US Dollar will continue to be impacted by economic and financial market shocks. Over the longer term, as stresses ease, rate differentials should come into play again.
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	Average Exchange Rate			Period-end Exchange Rate
	For the three months ended March 31,			As at March 31,	As at December 31,
	2020	2019	% (i)	2020	2019	% (i)
USD-CAD	1.3442	1.3291	1.1%	1.4187	1.2988	9.2%
USD-BRL	4.4581	3.7666	18.4%	5.1987	4.0307	29.0%
USD-ARG	61.519	39.052	57.5%	64.469	59.890	7.6%
USD-CLP	802.80	667.18	20.3%	852.03	748.74	13.8%
(i)Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at March 31, 2020, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
April 2020 to December 2020	R$3.87	R$4.36	R$ 144.7 million
January 2021 to June 2021	R$3.85	R$4.31	R$ 93.0 million
Canadian Dollar to USD
May 2020 to December 2020	C$1.38	C$1.45	C$91.2 million
(i)R$ = Brazilian Reais, C$ = Canadian Dollars
(ii)Evenly split by month.

In addition, as at March 31, 2020, the Company had forward contracts as follows:

	Average forward price (i)	Total (ii)
Brazilian Real to USD
April 2020 to December 2020	R$4.06	R$ 99.9 million
January 2021 to June 2021	R$4.07	R$ 93.0 million
Chilean Peso to USD
April 2020 to December 2020	CLP 740.19	CLP 52.2 billion
(i)R$ = Brazilian Reais, CLP = Chilean Pesos
(ii)Evenly split by month.

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

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8. CONTINGENCIES

The Company is currently subject to litigation proceedings as disclosed in Note 19: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2019.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2019.

10. NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

For definitions and descriptions of the non-GAAP performance measures and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures in the Company's MD&A for the year ended December 31, 2019.

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Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended March 31, 2020	For the three months ended March 31, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total & Total GEO	Total	Total GEO	Other Mines
Cost of sales excluding DDA (i)	$154.3	$205.8	$157.8	$48.0
DDA (i)	99.4	117.7	107.1	10.6
Total cost of sales	$253.7	$323.5	$264.9	$58.6
DDA	(99.4)		(107.1)
Total cash costs	$154.3		$157.8
AISC adjustments:
G&A costs, including share-based remuneration and community costs	17.2		18.5
Reclamation & remediation - accretion & amortization	5.1		5.4
Capital exploration	8.8		9.9
Exploration and study costs	1.9		1.9
Capitalized stripping & underground mine development	23.8		16.8
Other sustaining capital expenditures	13.0		7.5
Leases (IFRS 16 Adjustment)	5.2		4.3
Total AISC	$229.4		$222.1
GEO sold (ii)(iii)	222,354		228,334
Cost of sales excl. DDA per GEO sold	$694		$691
DDA per GEO sold	$447		$469
Total cost of sales per GEO sold	$1,141		$1,160
Cash costs per GEO sold	$694		$691
AISC per GEO sold	$1,032		$973

Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended March 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office
Cost of sales excluding DDA (i)	$154.3	$47.6	$22.3	$29.5	$34.7	$20.2	$0.1
DDA (i)	99.4	31.5	11.7	22.5	19.3	12.4	2.0
Total cost of sales	$253.7	$79.2	$34.0	$52.0	$54.1	$32.6	$2.0
DDA		(31.5)	(11.7)	(22.5)	(19.3)	(12.4)
Total cash costs		$47.6	$22.3	$29.5	$34.7	$20.2
AISC adjustments:
G&A costs, including share-based remuneration and community costs		1.0	0.2	0.9	—	—
Reclamation & remediation - accretion & amortization		1.9	0.7	0.8	0.6	1.0
Capital exploration		—	2.0	2.6	2.6	1.6
Capitalized stripping & underground mine development		4.6	3.7	7.2	6.0	2.3
Other sustaining capital expenditures		7.7	3.0	0.1	1.6	0.3
Leases (IFRS 16 Adjustment)		0.1	1.1	1.2	1.9	0.5
Total AISC		$62.9	$33.1	$42.3	$47.5	$25.9
GEO sold (ii)		66,393	43,506	31,711	57,274	23,471
Cost of sales excl. DDA per GEO sold		$717	$513	$929	$606	$861
DDA per GEO sold		$475	$268	$711	$338	$527
Total cost of sales per GEO sold		$1,192	$781	$1,640	$944	$1,387
Cash costs per GEO sold		$717	$513	$929	$606	$861
AISC per GEO sold		$948	$760	$1,333	$829	$1,102

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Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended March 31, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office & Other Mines
Cost of sales excluding DDA (i)	$205.8	$47.7	$24.5	$30.4	$38.6	$16.6	$48.0
DDA (i)	117.7	34.4	16.9	22.3	24.2	7.5	$12.4
Total cost of sales	$323.5	$82.1	$41.5	$52.7	$62.8	$24.1	$60.4
DDA		(34.4)	(16.9)	(22.3)	(24.2)	(7.5)
Total cash costs		$47.7	$24.5	$30.4	$38.6	$16.6
AISC adjustments:
G&A costs, including share-based remuneration and community costs		1.1	0.4	0.6	—	—
Reclamation & remediation - accretion & amortization		1.8	1.2	1.0	0.4	1.0
Capital exploration		0.3	1.0	1.7	3.9	2.9
Capitalized stripping & underground mine development		2.5	3.2	1.9	6.3	2.9
Other sustaining capital expenditures		4.9	0.2	0.2	0.5	0.2
Leases (IFRS 16 Adjustment)		0.1	1.3	0.6	1.5	0.6
Total AISC		$58.5	$32.0	$36.5	$51.1	$24.1
GEO sold (ii)		79,224	38,489	43,360	47,299	19,962
Cost of sales excl. DDA per GEO sold		$602	$637	$701	$816	$832
DDA per GEO sold		$434	$440	$514	$512	$374
Total cost of sales per GEO sold		$1,036	$1,077	$1,215	$1,328	$1,206
Cash costs per GEO sold		$602	$637	$701	$816	$832
AISC per GEO sold		$739	$831	$841	$1,081	$1,208
(i)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 5: Segment Information to the Company's Condensed Consolidated Interim Financial Statements. Other Mines include Chapada for the comparative period.
(ii)GEO sold assumes gold ounces sold plus the gold equivalent of silver ounces sold using a ratio of 94.23 for the three months ended March 31, 2020, and 83.76 for the three months ended March 31, 2019.
(iii)Comparative Total GEO sales figure excludes 22,552 ounces of gold from the Chapada mine, which was divested in July 2019.

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NET DEBT

As at, (In millions of US Dollars)	March 31, 2020	December 31, 2019
Debt
Non-current portion	$992.3	$991.7
Current portion	200.0	56.2
Total debt	$1,192.3	$1,047.9
Less: Cash and cash equivalents	(323.2)	(158.8)
Net debt	$869.1	$889.1

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended March 31,
(In millions of US Dollars)	2020	2019
Cash flows from operating activities	$129.4	$12.4
Adjustments to operating cash flows:
Amortization of deferred revenue (i)	6.1	36.0
Costs associated with COVID-19-related suspension of operations	3.5	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(36.9)	(37.9)
Interest paid	(5.4)	(17.4)
Payment of lease liabilities	(4.4)	(5.8)
Cash used in other financing activities	(1.2)	(0.9)
Net free cash flow	$91.1	$(13.6)
(i)Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and which were similarly reduced for comparability. Of the total deferred revenue recognized, 6.1 million was attributable to the pre-existing silver streaming arrangement for the three month period ended March 31, 2020 (2019: $3.6 million was attributable to the pre-existing copper and silver streaming arrangements, and $26.6 million was attributable to the copper advanced sales program).

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AVERAGE REALIZED METAL PRICES

For the three months ended March 31,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	193,816	oz	$1,589	$308.0	223,510	oz	$1,292	$288.8
Silver	2,671,139	oz	$18.16	48.5	2,297,916	oz	$15.52	35.7
Copper (i)	—	lbs	$—	—	26,899,571	lbs	$3.07	82.6
Revenue				$356.5				$407.1

For the three months ended March 31,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	193,816	oz	$1,589	$308.0	223,510	oz	$1,301	$290.7

Silver	2,371,139	oz	$17.19	40.8	2,268,716	oz	$15.54	35.3
Silver subject to metal sales agreement (ii)	300,000	oz	$19.62	5.9	29,200	oz	$13.25	0.4
	2,671,139	oz	$17.47		2,297,916	oz	$15.52

Copper (i)	—	lbs	$—	—	16,287,930	lbs	$2.87	46.7
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	10,611,641	lbs	$2.97	31.5
	—	lbs	$—		26,899,571	lbs	$2.91

Gross revenue				$354.7				$404.6
(Deduct) add:
–Treatment and refining charges of gold and copper concentrate				—				(5.7)
–Metal price, MTM, and derivative settlement adjustments				—				8.1
–Deferred revenue adjustment (iii)				1.8				—
Revenue				$356.5				$407.1
(i)Includes payable gold and copper contained in concentrate from the Chapada mine in the comparative period.
(ii)Balances represent the metals sold under the metal sales agreements.
(iii)Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

11. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded,
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processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2020, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2020, and December 31, 2019, and results of operations for the periods ended March 31, 2020, and March 31, 2019.

This Management’s Discussion and Analysis has been prepared as of April 29, 2020. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2020 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2019, as well as the most recent Annual Information Form for the year ended December 31, 2019 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2019 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2019 and other continuous disclosure documents filed by the Company since January 1, 2020 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

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CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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